

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3561

June 19, 2009

Mr. Gerald Lau
President and Chief Executive Officer
Biopack Environmental Solutions Inc.
Room 905, 9/F, Two Chinachem Exchange Square
338 King's Road
North Point, Hong Kong

> **Re:** **Biopack Environmental Solutions Inc.**
> **Form 8-K/A Filed June 16, 2009**
> **File No. 000-29981**

Dear Mr. Lau:

We have completed our review of your Form 8-K/A and related filings and have no further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief

CC:   via facsimile
       Clark Wilson LLP
       Attn:  Ethan Minsky, Attorney
       Fax:  (604) 687-6314